Exhibit 99.3

NEWS RELEASE for August 7, 2002 at 7:30 AM EDT
Contact information:

The Keith Companies, Inc. 2955 Red Hill Ave. Costa Mesa, CA 92626 (714) 668-7001 (714) 668-7026 Fax www.keithco.com Contact: Aram Keith, CEO & Chairman of the Board	Allen & Caron, Inc Lynn Montoya (Investors), or Lynn@allencaron.com Matt Clawson Matt@allencaron.com (949) 474-4300

THE KEITH COMPANIES REPORTS RECORD SECOND QUARTER 2002 RESULTS
WITH NET REVENUE AND NET INCOME REACHING AN ALL-TIME HIGH

•	36% increase in net revenue for the quarter ended June 30, 2002

•	18% increase in net income for the quarter ended June 30, 2002

COSTA MESA, CA (August 7, 2002) ... The Keith Companies, Inc. (Nasdaq: TKCI), an engineering and consulting services firm, today announced that net revenue for the second quarter ended June 30, 2002 reached record levels, increasing to $24.1 million, up 36 percent from last year’s second quarter net revenue of $17.7 million.

     The overall increase in net revenue during the 2002 second quarter was due to additional net revenue generated from acquisitions. Net income for the second quarter of this year increased 18 percent to $1.9 million, or earnings per diluted share of $0.24 (based upon 7.9 million diluted weighted average shares outstanding), as compared to net income of $1.6 million, or earnings per diluted share of $0.23 (based upon 7.0 million diluted weighted average shares outstanding) during last year’s second quarter. The increase in diluted weighted average shares outstanding is predominately due to the Company’s Secondary Offering in May 2001.

     Chairman and CEO Aram Keith commented, “I am very pleased with our mix of business lines. Our diversification strategy, which our acquisition activity has noticeably enhanced, continues to be implemented. Each business line has had the opportunity to make noticeable contributions to our success.

     “Looking ahead, I am especially excited about the health of the real estate housing sector. As unprecedented demand continues to build in the U.S. and especially the Sunbelt, both for single family housing and for planned retirement communities, our real estate divisions continue to experience opportunities to enhance our operations in this sector with active developers and builders. Our strong presence in this market is what has set us apart from many of our competitors in the engineering services sector and has helped contribute to making our profit margin one of the highest in our industry,” Keith said.

     Net revenue for the six months ended June 30, 2002 was $45.5 million, an increase of 32 percent from $34.3 million for the six months ended June 30, 2001. This increase was due to additional net revenue generated from acquisitions. Net income for the six months ended June 30, 2002 increased 12 percent to $3.3 million, or earnings per diluted share of $0.42

THE KEITH COMPANIES REPORTS SECOND QUARTER RESULTS

(based upon 7.8 million diluted weighted average shares outstanding) compared to $3.0 million or earnings per diluted share of $0.46 (based upon 6.4 million diluted weighted average shares outstanding) for the six months ended June 30, 2001. The increase in diluted weighted average shares outstanding is predominately due to the Company’s Secondary Offering in May 2001.

     Keith added, “Continued effort with our strategy of cross-selling has yielded benefits. The added awareness of our divisions about the expertise and services that other divisions provide has led to successfully winning larger portions of several contracts than would have been pursued prior to this strategy.”

     The Company’s June 30, 2002 balance sheet remains strong with cash and securities of $19.2 million, a current ratio of 2.95:1, a debt to equity ratio of 0.03:1 and shareholders’ equity of $57.2 million or $7.80 per share outstanding.

Net Revenue Contributions From Acquisitions

     Acquired companies (ALNM Group, Inc., acquired March 2002; Pacific Engineering Corporation, acquired September 2001; and Universal Energy, Inc., acquired November 2001) contributed $6.4 million in net revenue for the three months ended June 30, 2002 as compared to the corresponding prior year period.

     For the six months ended June 30, 2002, acquired companies contributed $11.6 million in net revenue compared to the six months ended June 30, 2001. This $11.6 million includes one month of revenue contributed by Hook & Associates Engineering, Inc. (acquired January 2001), four months of revenue contributed by ALNM Group, Inc., and a six-month revenue contribution from both Pacific Engineering Corporation and Universal Energy, Inc.

Financial Guidance

     The Keith Companies’ financial guidance for diluted earnings per share for the third and fourth quarters of 2002 remains unchanged from the guidance previously provided. The Company estimates net revenue for 2002 to range from $91.0 million to $96.0 million with estimated diluted earnings per share ranging from $0.90 to $0.97 ($0.25 to $0.29 for the third quarter and $0.22 to $0.26 for the fourth quarter) based upon an estimated 8.0 million weighted average number of diluted shares outstanding for the year.

Conference call to be broadcast live over the Internet

     The Company will be hosting an earnings conference call, which will be broadcast live over the Internet at 8:30 a.m. Pacific Time on August 7, 2002 and can be accessed by all interested parties at www.viavid.com. To listen to the live call, please go to the Web site at least fifteen minutes prior to the start of the call to register, download, and install any necessary audio software. For those unable to participate during the live broadcast, a replay will be available shortly after the call for approximately seven days.

THE KEITH COMPANIES REPORTS SECOND QUARTER RESULTS

About The Keith Companies

     The Keith Companies, Inc. is a fully integrated, multi-disciplined engineering and consulting services company, with offices located throughout the Western and Midwestern United States. The Keith Companies’ professionals provide a wide spectrum of skilled resources including land planning, engineering, surveying, mapping, environmental, and water and cultural resources, that are needed to effectively plan, engineer, and design state-of-the-art facilities. Additionally, the Company provides mechanical, electrical, chemical, power/energy engineering, and other industrial engineering services to design and improve the efficiency and reliability of automated and manufacturing processes, production lines, and fire protection systems. The Keith Companies benefits from a diverse public and private client base varying from residential and commercial real estate projects to institutional, manufacturing, and processing facilities. For more information visit the Company’s website at www.keithco.com.

     Certain statements in this news release may include forward-looking statements that express our expectation, prediction, belief, or projection. These statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance, and achievement of The Keith Companies to be materially and adversely different from any future results, performance, or achievement expressed or implied by these forward-looking statements. Factors that may cause actual results to differ from the forward-looking statements contained in this release and that may affect the Company’s prospects in general include, but are not limited to: changes in the rate of economic growth in the United States and other major international economies, our ability to sustain our growth and profitability, our ability to implement our acquisition strategy and to successfully close and integrate acquired companies on a timely and cost-effective basis, our ability to successfully maintain our cross-selling strategy, outcomes of pending and future litigation, the ongoing financing of public works and infrastructure enhancements and refurbishment, our ability to attract and retain employees, the demand for electricity and the impact on power providers’ plans for expanding generation facilities, increasing competition by foreign and domestic companies, a downturn in the real estate market, our failure to accurately estimate costs on fixed-price contracts or contracts with not-to-exceed provisions, the uncertain timing of awards and contracts, the ability to maintain acquired companies’ profit margins and/or client base, the short- and long-term impact of terrorist activities and resulting political and military policies, and other factors as are described in the Company’s filings with the Securities and Exchange Commission.

TABLES FOLLOW

THE KEITH COMPANIES REPORTS SECOND QUARTER RESULTS

The Keith Companies, Inc. and Subsidiaries
Consolidated Statements of Income
(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,

	2002	2001	2002	2001

Gross revenue	$28,927,000	$19,239,000	$54,831,000	$37,941,000
Subcontractor costs	4,869,000	1,522,000	9,378,000	3,602,000

Net revenue	24,058,000	17,717,000	45,453,000	34,339,000
Costs of revenue	16,055,000	11,356,000	30,350,000	22,253,000

Gross profit	8,003,000	6,361,000	15,103,000	12,086,000
Selling, general and administrative expenses	4,969,000	3,777,000	9,774,000	7,061,000

Income from operations	3,034,000	2,584,000	5,329,000	5,025,000
Interest income	93,000	151,000	217,000	151,000
Interest expense	30,000	68,000	66,000	210,000
Other expenses, net	19,000	22,000	43,000	31,000

Income before provision for income taxes	3,078,000	2,645,000	5,437,000	4,935,000
Provision for income taxes	1,200,000	1,058,000	2,120,000	1,974,000

Net income	$1,878,000	$1,587,000	$3,317,000	$2,961,000

Earnings per share data:
Basic	$0.26	$0.24	$0.45	$0.50

Diluted	$0.24	$0.23	$0.42	$0.46

Weighted average number of shares outstanding:
Basic	7,323,154	6,520,611	7,317,007	5,885,776

Diluted	7,922,811	7,037,829	7,839,360	6,442,380

THE KEITH COMPANIES REPORTS SECOND QUARTER RESULTS

The Keith Companies, Inc. and Subsidiaries
Consolidated Balance Sheets

	June 30,	December 31,
	2002	2001

	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$10,149,000	$12,212,000
Current portion of securities held-to-maturity	6,983,000	11,521,000
Contracts and trade receivables, net	19,889,000	18,618,000
Costs and estimated earnings in excess of billings	12,069,000	8,270,000
Prepaid expenses and other current assets	1,423,000	1,458,000

Total current assets	50,513,000	52,079,000
Securities held-to-maturity, less current portion	2,053,000	—
Equipment and leasehold improvements, net	5,083,000	4,921,000
Goodwill, net	22,555,000	14,252,000
Other assets	298,000	240,000

Total assets	$80,502,000	$71,492,000

Liabilities and Shareholders’ Equity
Current liabilities:
Current portion of long-term debt and capital lease obligations	$1,721,000	$459,000
Trade accounts payable	2,888,000	2,376,000
Accrued employee compensation	4,349,000	3,091,000
Current portion of deferred tax liabilities	3,676,000	2,028,000
Other accrued liabilities	2,727,000	2,961,000
Billings in excess of costs and estimated earnings	1,770,000	2,383,000

Total current liabilities	17,131,000	13,298,000
Long-term debt and capital lease obligations, less current portion	38,000	1,453,000
Issuable common stock	4,812,000	1,512,000
Deferred tax liabilities	1,092,000	1,271,000
Accrued rent	248,000	225,000

Total liabilities	23,321,000	17,759,000

Shareholders’ equity:
Preferred stock	—	—
Common stock	7,000	7,000
Additional paid-in-capital	42,227,000	42,096,000
Retained earnings	14,947,000	11,630,000

Total shareholders’ equity	57,181,000	53,733,000

Total liabilities and shareholders’ equity	$80,502,000	$71,492,000